As filed with the Securities and Exchange Commission on August 25, 2005

Registration No. 333-127824

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

____________________

HARKEN ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	95-2841597
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

180 State Street, Suite 200
Southlake, Texas 76092
(817) 424-2424
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Elmer A. Johnston
Vice President, Secretary and
General Counsel
Harken Energy Corporation
180 State Street, Suite 200
Southlake, Texas 76092
(817) 424-2424
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

William A. Newman
McGuire Woods LLP
1345 Avenue of the Americas, Seventh Floor
New York, New York 10105-0106

Approximate date of commencement of proposed sale to the public: From time to time as the selling stockholders may decide.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated August 25, 2005

PROSPECTUS

____________________

COMMON STOCK
($.01 par value)
____________________

We have prepared this prospectus to allow the selling stockholders to sell up to an aggregate of 20,254,366 shares of our common stock:

•  issuable upon conversion of our Series M Convertible Preferred Shares;

•  issuable upon declaration of a dividend on the Series M Convertible Preferred Shares;

•  issuable upon exercise of warrants to purchase our common stock issued in connection with the Series M Convertible Preferred Shares and Series L Convertible Preferred Shares; and

•  issued as a bonus dividend to participating holders of our Series G1 and G2 Convertible Preferred Shares.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

The selling stockholders have advised us that they will sell the shares from time to time in the open market, on the American Stock Exchange, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under “Plan of Distribution.” We will pay all expenses of registration incurred in connection with this offering, but the selling stockholders will pay all of their selling commission, brokerage fees and related expenses.

Our common stock is traded on the American Stock Exchange under the symbol “HEC.” On August 22, 2005, the closing price of the common stock was $0.57 per share.

Investing in our common stock involves risks. You should carefully consider the risk factors beginning on page 2 prior to investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

, 2005.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	2
Forward-Looking Statements	12
Use of Proceeds	13
Capitalization	13
Business	15
Selling Stockholders	16
Description of Capital Stock	18
Plan of Distribution	27
Where You Can Find More Information	29
Legal Matters	29
Experts	29

____________________

No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained in this prospectus is correct as of any time subsequent to its date.
____________________

PROSPECTUS SUMMARY

The following summary highlights information we present more fully elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors described under the heading “Risk Factors” and elsewhere in this prospectus.

HARKEN ENERGY CORPORATION

Our company explores for, develops and produces oil and gas both domestically and internationally. The majority of our domestic operations include oil and gas exploration, development and production in the onshore and offshore Gulf Coast regions of South Texas and Louisiana. Our international operations are concentrated in Colombia, Peru and Panama.

Our company was incorporated in 1973 in the State of California and reincorporated in 1979 in the State of Delaware. Our principal offices are located at 180 State Street, Suite 200, Southlake, Texas 76092, and our telephone number is (817) 424-2424.

Unless the context otherwise requires, references to “Harken,”  “we,”“us,”  “our” or the “Company” refer to Harken Energy Corporation and its subsidiaries.

THE OFFERING

Common stock offered by the selling stockholders	20,254,366 shares

Common stock to be outstanding after the offering	238,918,412 shares(1)

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.

American Stock Exchange Symbol	HEC

(1) The number of shares of our common stock that are to be outstanding after this offering is based on the number of shares outstanding on August 15, 2005, after giving effect to the conversion of the Series M Convertible Preferred Shares and the issuance of shares in connection with the declaration of dividends on those preferred shares and the exercise of warrants related to our Series M Convertible Preferred Shares and our Series L Convertible Preferred Shares for all of the shares included in the registration statement of which this prospectus forms a part.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risk factors associated with our financial condition:

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement including control deficiencies that may constitute material weaknesses. On March 16, 2005, immediately after completion of the audit and filing of our Annual Report on Form 10-K, we were advised by our independent registered public accounting firm of the discovery of an error in our 2004 financial statements relating to a modification of a share option plan by the board of directors of our 62% owned subsidiary, Global Energy Development, plc. This resulted in a restatement of our financial statements for the quarter ended September 30, 2004 and the year ended December 31, 2004.

We also identified significant deficiencies in our internal control over financial reporting that could have resulted in errors in the accounting and/or the disclosures associated with:

1.  Accounting for our initial investment in IBA, and a subsequent derivative transaction by IBA, and

2.  Income tax disclosures.

We concluded that, in the aggregate, these significant deficiencies, along with the restatement associated with Global’s modification of its share option plan, as described above, constitute a material weakness in internal control over financial reporting as of December 31, 2004 which is associated with our level of complex transactions and the lack of adequate accounting personnel to ensure ongoing compliance with relevant accounting and financial reporting requirements. A material weakness is a significant deficiency, as defined in Public Company Accounting Oversight Board Audit Standard No.2 or a combination of significant deficiencies, that results in more than a remote likelihood that material misstatements of our annual or interim financial statements would not be prevented or detected by company personnel in the normal course of performing their assigned functions.

Consequently, management has concluded that our internal control over financial reporting was not effective as of December 31, 2004 based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Any failure to implement and maintain the improvements in our internal control over financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could cause us to fail to meet our reporting obligations. Any failure to improve our internal controls to address these identified weaknesses could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock.

If we do not continue to meet the listing requirements of the American Stock Exchange, our common stock could be delisted.

The American Stock Exchange requires companies to fulfill certain requirements in order for their shares to continue to be listed. The securities of a company may be considered for delisting if the company fails to meet certain financial thresholds, including if the company has sustained losses from continuing operations and/or net losses in its five most recent fiscal years. As of December 31, 2004, we have sustained losses in each of our last six fiscal years. There can be no assurance that we will not report additional losses in the future or that the American Stock Exchange will not delist our common stock. The potential delisting of our common stock could adversely affect our ability to raise capital in the future by issuing common stock or securities convertible into common stock.

We have a history of losses and may suffer losses in the future.

We have reported losses in each of the last six fiscal years, including a restated net loss of approximately $17.9 million for the year ended December 31, 2004. We have reported cumulative net losses of approximately $222 million over the last six fiscal years. Our ability to generate net income is strongly affected by, among other factors, our ability to successfully drill undeveloped reserves as well as the market price of crude oil and natural gas. During the fourth quarter of 2000, we recorded a writedown of our oil and gas properties of approximately $156 million primarily due to a significant reduction in our proved undeveloped reserves in Colombia following the drilling of a non-productive well. If we are unsuccessful in drilling productive wells or the market price of crude oil and natural gas declines, we may report additional losses in the future. During 2004, we recorded a loss of approximately $14 million related to the increase of the fair value of the liability of the Global warrants held by minority shareholders of Global and Lyford Investments. Consequently, future losses may adversely affect our business, prospects, financial condition, results of operations and cash flows.

Further sales of our interest in Global Energy Development plc may cause our revenues to decrease.

During the six months ended June 30, 2005, we sold some of our common shares of Global, based on market price at the date of sale, in exchange for total cash consideration, net of fees, of approximately $26 million. These sales of shares decreased our share holding percentage in Global by approximately 31%. We currently hold approximately 21.8 million shares of Global, representing approximately 62% of the total issued share capital of Global.

Lyford holds warrants to purchase up to 7,000,000 shares of Global shares beneficially owned by us. In addition, as of June 30, 2005, certain minority shareholders of Global hold warrants to purchase 165,383 Global shares from Global. If, or when, all of these warrants are exercised, our ownership of Global could decrease to approximately 30%.

Global represented 54% of our total proved reserves at December 31, 2004 and approximately 37% of our consolidated oil and gas revenues in 2004. Any further sales of Global common stock by us will reduce our equity interest in Global and may reduce our revenue from Global.

Our financial condition may suffer if estimates of our oil and gas reserve information are adjusted, and fluctuations in oil and gas prices and other factors affect our oil and gas reserves.

Our oil and gas reserve information is based upon criteria mandated by the SEC, and reflects only estimates of the accumulation of oil and gas and the economic recoverability of those volumes. Our future production, revenues and expenditures with respect to such oil and gas reserves could be different from estimates, and any material differences may negatively affect our business, financial condition and results of operations.

Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions.

Because all reserve estimates are to some degree subjective, each of the following items may prove to differ materially from that assumed in estimating reserves:

•	the quantities of oil and gas that are ultimately recovered,

•	the production and operating costs incurred,

•	the amount and timing of future development expenditures, and

•	future oil and gas sales prices.

Furthermore, different reserve engineers may make different estimates of reserves and cash flow based on the same available data.

The estimated discounted future net cash flows described in our Annual Report for the year ended December 31, 2004, should not be considered as the current market value of the estimated oil and gas reserves attributable to our properties from proved reserves. Such estimates are based on prices and costs as of the date of the estimate, in accordance with SEC requirements, while future prices and costs may be materially higher or lower. The SEC requires that we report our oil and natural gas reserves using the price as of the last day of the year. Using lower values in forecasting reserves will result in a shorter life being given to producing oil and natural gas properties because such properties, as their production levels are estimated to decline, will reach an uneconomic limit, with lower prices, at an earlier date. There can be no assurance that a decrease in oil and gas prices or other differences in our estimates of its reserve will not adversely affect our financial condition and results of operations.

If estimated discounted future net cash flows decrease, we may be required to take additional writedowns.

We periodically review the carrying value of our oil and gas properties under applicable full-cost accounting rules. These rules require a writedown of the carrying value of oil and gas properties if the carrying value exceeds the applicable estimated discounted future net cash flows from proved oil and gas reserves. Given the volatility of oil and gas prices, it is reasonably possible that the estimated discounted future net cash flows could change in the near term. If oil and gas prices decline in the future, even if only for a short period of time, it is possible that additional writedowns of oil and gas properties could occur. Whether we will be required to take such a charge will depend on the prices for oil and gas at the end of any quarter and the effect of reserve additions or revisions, property sales and capital expenditures during such quarter.

Lyford owns a significant amount of our common stock and exercises significant control over us.

As of August 9, 2005, Lyford beneficially owned approximately 30% of the combined voting power of our outstanding common stock. Lyford is in a position to significantly influence decisions with respect to:

•	our direction and policies, including the election and removal of directors,

•	mergers or other business combinations,

•	the acquisition or disposition of our assets,

•	future issuances of our common stock or other securities,

•	our incurrence of debt, and

•	the payment of dividends, if any, on our common stock, and amendments to our certificate of incorporation and bylaws.

Lyford’s concentration of ownership may also have the effect of delaying, deferring or preventing a future change of control.

Risks associated with market conditions:

Our stock price is volatile and the value of any investment in our common stock may fluctuate.

Our stock price has been and is highly volatile, and we believe this volatility is due to, among other things:

•	the results of our drilling,

•	current expectations of our future financial performance,

•	commodity prices of oil and natural gas,

•	the volatility of the market in general.

For example, the common stock price has fluctuated from a high of $1.30 per share to a low of $0.16 per share over the last three years ending December 31, 2004. This volatility may affect the market value of our common stock in the future.

Future sales of our common stock pursuant to outstanding registration statements may affect the market price of our common stock.

There are currently several registration statements with respect to our common stock that are effective, pursuant to which certain of our stockholders may sell shares of common stock. Any such sale of stock may also decrease the market price of our common stock.

Any conversions or redemptions of our 5% Notes, Series G1 Preferred, Series G2 Preferred, Series G4 Preferred, Series J Preferred and Series M Preferred or exercise of warrants issued to holders of our Series L and Series M Preferred Stock, involving a large issuance of shares of our common stock could result in a dilution of stockholders’ ownership percentage of our common stock and may result in a decrease in the market value of our common stock. In addition, we may elect to issue a significant number of additional shares of common stock for financing or other purposes, which could result in a decrease in the market price of our common stock.

We have issued shares of preferred stock with greater rights than our common stock and may issue additional shares of preferred stock in the future.

We are permitted under our charter to issue up to 10 million shares of preferred stock. We can issue shares of our preferred stock in one or more series and can set the terms of the preferred stock without seeking any further approval from our common stockholders. Any preferred stock that we issue may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. At June 30, 2005, we had outstanding 13,925 shares of Series G1 Preferred, 2,000 shares of Series G2 Preferred and 77,517 shares of Series G4 Preferred, 50,000 shares of Series J Preferred and 50,000 shares of Series M Preferred. These shares of preferred stock have rights senior to our common stock with respect to dividends and liquidation. In addition, such preferred stock may be converted into shares of common stock, which could dilute the value of common stock to current stockholders and could adversely affect the market price of our common stock. At June 30, 2005, each share of Series G1 Preferred, Series G2 Preferred, Series G4 Preferred, Series J Preferred and Series M Preferred, may be converted into shares of common stock at conversion prices of $12.50, $3.00, $2.00, $0.85, and $0.59 per share of common stock, respectively, for each $100.00 liquidation value of a share of such preferred stock, plus the amount of any accrued and unpaid dividends.

Our domestic operating strategic plan includes the acquisition of additional reserves through business combinations.

Our domestic operations have shifted from primarily an exploration and development focus to an acquisition and exploitation growth strategy. We are seeking acquisition opportunities to expand our domestic operations and increase our oil and gas reserves in North America. We may not be able to consummate future acquisitions on favorable terms. Additionally, any such future transactions may not achieve favorable financial results. Inherent in any future acquisitions are certain risks, such as the difficulty of assimilating operations and facilities of the acquired business, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisition.

Future business combinations may also involve the issuance of shares of our common stock, which could have a dilutive effect on stockholders’ percentage ownership. We may not have a sufficient number of authorized shares to issue in any such business combinations and we may need to obtain stockholder approval to authorize additional shares for issuance. Further, the use of shares in business combinations will reduce the number of shares available for the redemption of existing convertible notes and preferred stock.

In addition, acquisitions may require substantial financial expenditures that will need to be financed through cash flow from operations or future debt and our equity offerings, and we may not be able to acquire companies or oil and gas properties using its equity as currency. In the case of cash acquisitions, we may not be able to generate sufficient cash flow from operations or obtain debt or equity financing sufficient to fund future acquisitions of reserves.

Risks associated with our operations:

Oil and gas price fluctuations in the market may adversely affect the results of our operations.

The results of our operations are highly dependent upon the prices received for our oil and natural gas production. Substantially all of our sales of oil and natural gas are made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices received for our oil and natural gas production are dependent upon numerous factors beyond our control. These factors include the level of consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas and the overall economic environment. Significant declines in prices for oil and natural gas could have a material adverse effect on our financial condition, results of operations and quantities of reserves recoverable on an economic basis. Any significant decline in prices of oil or gas could have a material adverse effect on our financial condition and results of operations. Recently, the price of oil and natural gas has been volatile. For example, during 2003, the price for a bbl of oil ranged from a high of $35.60 to a low of $28.07 and the price for a Mcf of gas ranged from a high of $9.13 to a low of $4.43. During 2004, based on NYMEX pricing, the price for a bbl of oil ranged from a high of $55.46 to a low of $32.48 and the price for a Mcf of gas ranged from a high of $8.725 to a low of $4.570.

Our operations require significant expenditures of capital that may not be recovered.

We require significant expenditures of capital in order to locate and acquire producing properties and to drill exploratory and exploitation wells. In conducting exploration, exploitation and development activities from a particular well, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, exploitation, development and production activities to be unsuccessful, potentially resulting in abandoning the well. This could result in a total loss of our investment. In addition, the cost and timing of drilling, completing and operating wells is difficult to predict.

The oil and gas we produce may not be readily marketable at the time of production.

Crude oil, natural gas, condensate and other oil and gas products are generally sold to other oil and gas companies, government agencies and other industries. The availability of ready markets for oil and gas that we might discover and the prices obtained for such oil and gas depend on many factors beyond our control, including:

•	the extent of local production and imports of oil and gas,

•	the proximity and capacity of pipelines and other transportation facilities,

•	fluctuating demand for oil and gas,

•	the marketing of competitive fuels, and

•	the effects of governmental regulation of oil and gas production and sales.

Natural gas associated with oil production is often not marketable due to demand or transportation limitations and is often flared at the producing well site. Pipeline facilities do not exist in certain areas of exploration and, therefore, any actual sales of discovered oil and gas might be delayed for extended periods until such facilities are constructed.

We may suffer losses through futures trading.

Through our investment in International Business Associates, Ltd., we are investing capital in the trading of energy futures contracts. The results of these investments can be significantly impacted by factors such as the volatility of the relationship between the value of futures contracts and the cash prices of the underlying commodity, counterparty contract defaults, and general volatility of the capital markets. The changes in the market value of such futures contracts may fluctuate significantly from time to time, and gains or losses on any particular futures contract may contribute to fluctuations in our quarterly results of operations.

We may encounter operating hazards that may result in substantial losses.

We are subject to operating hazards normally associated with the exploration and production of oil and gas, including blowouts, explosions, oil spills, cratering, pollution, earthquakes, labor disruptions and fires. The occurrence of any such operating hazards could result in substantial losses to us due to injury or loss of life and damage to or destruction of oil and gas wells, formations, production facilities or other properties. We maintain insurance coverage limiting financial loss resulting from certain of these operating hazards. We do not maintain full insurance coverage for all matters that may adversely affect our operations, including war, terrorism, nuclear reactions, government fines, treatment of waste, blowout expenses and business interruptions. Losses and liabilities arising from uninsured or underinsured events could reduce our revenues or increase our costs. There can be no assurance that any insurance will be adequate to cover losses or liabilities associated with operational hazards. We cannot predict the continued availability of insurance, or its availability at premium levels that justify its purchase.

Drilling oil and gas wells particularly in certain regions of the United States and foreign countries could be hindered by hurricanes, earthquakes and other weather-related operating risks.

Our operations in the Texas and Louisiana Gulf Coast area and in Colombia, Peru and Panama are subject to risks from hurricanes and other natural disasters. Damage caused by hurricanes, earthquakes or other operating hazards could result in substantial losses to us. For example, during 2004 our domestic operations were affected by Hurricane Ivan resulting in reduced oil and gas volumes in the fourth quarter of 2004.

We face strong competition from larger oil and gas companies, which could result in adverse effects on our business.

The exploration, exploitation and production business is highly competitive. Many of our competitors have substantially larger financial resources, staffs and facilities. Our competitors in the United States include numerous major oil and gas exploration and production companies and in Colombia, Peru and Panama include such major oil and gas companies as BP Amoco, Exxon/Mobil, Texaco/Shell and Conoco/Phillips. These major oil and gas companies are often better positioned to obtain the rights to exploratory acreage for which we compete.

Our operations are subject to various litigation that could have an adverse effect on our business.

From time to time our subsidiaries are defendants in various litigation matters. The nature of our and our subsidiaries’ operations expose us to further possible litigation claims in the future.

There is risk that any matter in litigation could be adversely decided against us or our subsidiaries, regardless of our belief, opinion and position, which could have a material adverse effect on our financial condition and results of operations. Litigation is highly costly and the costs associated with defending litigation could also have a material adverse effect on our financial condition.

Compliance with, or breach of, environmental laws can be costly and could limit our operations.

Our operations are subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. We own or lease, and have in the past owned or leased, properties that have been used for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and analogous state laws. Under such laws, we could be required to remove or remediate previously released wastes or property contamination. Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose “strict liability” for environmental damage. Strict liability means that we may be held liable for damage without regard to whether we were negligent or otherwise at fault. Environmental laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

Although we believe that our operations are in substantial compliance with existing requirements of governmental bodies, our ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. Our current permits and authorizations and ability to get future permits and authorizations, particularly in foreign countries, may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs, or delays in receiving appropriate authorizations. In particular, we have experienced and may continue to experience delays in obtaining permits and authorization in Colombia necessary for our operations. We are required to obtain an environmental permit or approval from the governments in Colombia, Peru and Panama prior to conducting seismic operations, drilling a well or constructing a pipeline in such foreign locations. Our operations in foreign countries have been delayed in the past and could be delayed in the future through the process of obtaining an environmental permit. Compliance with these laws and regulations may increase our costs of operations, as well as further restrict our foreign operations.

Our foreign operations involve substantial costs and are subject to certain risks because the oil and gas industries in such countries are less developed.

The oil and gas industries in Colombia, Peru and Panama are not as developed as the oil and gas industry in the United States. As a result, our drilling and development operations in many instances take longer to complete and often cost more than similar operations in the United States. The availability of technical expertise, specific equipment and supplies is more limited in Colombia, Peru and Panama than in the United States. We expect that such factors will continue to subject our international operations to economic and operating risks not experienced in our domestic operations. We follow the full cost method of accounting for exploration and development of oil and gas reserves in which all of our acquisition, exploration and development costs are capitalized. Costs related to the acquisition, holding and initial exploration of oil and gas associated with our contracts in countries with no proved reserves are initially capitalized, including internal costs directly identified with acquisition, exploration and development activities. If we abandon all exploration efforts in a country where no proved reserves are assigned, all acquisition and exploration costs associated with the country are expensed. From time to time, we make assessments as to whether our investment within a country is impaired and whether exploration activities within a country will be abandoned based on our analysis of drilling results, seismic data and other information we believe to be relevant. Due to the unpredictable nature of exploration drilling activities, the amount and timing of impairment expenses are difficult to predict.

If we fail to comply with the terms of certain contracts related to our foreign operations, we could lose our rights under each of those contracts.

The terms of each of the Colombian Association and Exploration and Production Contracts, the Peruvian Exploration and Development Concession Agreement and the anticipated Panamanian Concession Contract require that we perform certain activities, such as seismic interpretations and the drilling of required wells, in accordance with those contracts and agreements. Our failure to timely perform those activities as required could result in the loss of our rights under a particular contract, which would likely result in a significant loss to us. As of August 1, 2005, we were in compliance with the requirements of each of the existing Association and Concession Contracts.

We require significant additional financing for our foreign operations, which financing may not be available.

We anticipate that full development of our existing and future oil and gas discoveries and prospects in Colombia, Peru and Panama may take several years and require significant additional capital expenditures. If we are unable to timely obtain adequate funds to finance these investments, our ability to develop oil and gas reserves in these countries may be severely limited or substantially delayed. Such limitations or delay would likely result in substantial losses.

We anticipate that amounts required to fund our foreign activities, conducted primarily through our ownership of Global, will be funded from existing cash balances, operating cash flows, third-party financing and from joint venture partners. The exact usage of other future funding sources is unknown at this time, and there can be no assurance that Global will have adequate funds available to finance our foreign operations.

Our foreign operations are subject to political, economic and other uncertainties.

Our subsidiary, Global, currently conducts significant operations in Colombia, Peru and Panama and may also conduct operations in other foreign countries in the future. At December 31, 2004, approximately 54% of our consolidated proved reserve volumes and 37% of our consolidated revenues were related to Global’s Colombian operations. Exploration and production operations in foreign countries are subject to political, economic and other uncertainties, including:

•	the risk of war, revolution, border disputes, expropriation, renegotiation or modification of existing contracts, import,

•	export and transportation regulations and tariffs resulting in loss of revenue, property and equipment,

•	taxation policies, including royalty and tax increases and retroactive tax claims,

•	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations,

•	laws and policies of the United States affecting foreign trade, taxation and investment, and

•
the possibility of being subjected to the jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

Central and South America have a history of political and economic instability. This instability could result in new governments or the adoption of new policies, laws or regulations that might assume a substantially more hostile attitude toward foreign investment. In an extreme case, such a change could result in termination of contract rights and expropriation of foreign-owned assets. Any such activity could result in a significant loss to Global.

Guerrilla activity in Colombia could disrupt or delay Global’s operations, and we are concerned about safeguarding Global’s operations and personnel in Colombia.

Colombia’s 40-year armed conflict between the government and leftist guerrilla groups has escalated in recent years. The current government has taken a strong approach against the guerilla movement after peace overtures by the preceding Colombian administration failed. The increased military action by the Colombian government directed against the rebel groups operating in Colombia may result in escalated guerilla activity. Also, the increased activity of right-wing paramilitary groups, formed in opposition to the left-wing guerilla groups, has contributed to the escalation in violence. The increase in violence has affected business interests in Colombia. Targeting such enterprises as symbols of foreign exploitation, particularly in the North of the country, the rebel groups have attempted to hamper production of hydrocarbons. The cumulative effect of escalation in the armed conflict and the resulting unstable political and security situation has led to increased risks and costs and the downgrading of Colombia’s country risk rating. Guerilla activity has increased over the last few years, causing delays in the development of our fields in Colombia. Guerilla activity, such as road blockades, has also from time to time slowed our deployment of workers in the field and affected our operations. In addition, guerillas could attempt to disrupt the flow of our production through pipelines. In addition to these security issues, we have also become the subject of media focus in Colombia that may further compromise our security position in the country.

There can be no assurance that attempts to reduce or prevent guerilla activity will be successful or that guerilla activity will not disrupt Global’s operations in the future. There can also be no assurance that Global can maintain the safety of its operations and personnel in Colombia or that this violence will not affect its operations in the future. Continued or heightened security concerns in Colombia could also result in a significant loss to us.

The United States government may impose economic or trade sanctions on Colombia that could result in a significant loss to us.

Colombia is among several nations whose progress in stemming the production and transit of illegal drugs is subject to annual certification by the President of the United States. Although Colombia was so certified in 2004, there can be no assurance that, in the future, Colombia will receive certification or a national interest waiver. The failure to receive certification or a national interest waiver may result in any of the following:

•	all bilateral aid, except anti-narcotics and humanitarian aid, would be suspended,

•	the Export-Import Bank of the United States and the Overseas Private Investment Corporation would not approve financing for new projects in Colombia,

•	United States representatives at multilateral lending institutions would be required to vote against all loan requests from Colombia, although such votes would not constitute vetoes, and

•	the President of the United States and Congress would retain the right to apply future trade sanctions.

Each of these consequences could result in adverse economic consequences in Colombia and could further heighten the political and economic risks associated with our operations there. Any changes in the holders of significant government offices could have adverse consequences on our relationship with the Colombian national oil company and the Colombian government’s ability to control guerrilla activities and could exacerbate the factors relating to our foreign operations discussed above. Any sanctions imposed on Colombia by the United States government could threaten our ability to obtain necessary financing to develop the Colombian properties or cause Colombia to retaliate against us, including by nationalizing our Colombian assets. Accordingly, the imposition of the foregoing economic and trade sanctions on Colombia would likely result in a substantial loss and a decrease in the price of our common stock. There can be no assurance that the United States will not impose sanctions on Colombia in the future or predict the effect in Colombia that these sanctions might cause.

We may suffer losses from exchange rate fluctuations.

We account for our Colombian, Peruvian and Panamanian operations using the U.S. dollar as the functional currency. The costs associated with our exploration efforts in Colombia, Peru and Panama have typically been denominated in U.S. dollars. A portion of Colombian revenues are denominated in Colombian pesos. To the extent that the amount of our revenues denominated in Colombian pesos is greater than the amount of costs denominated in Colombian pesos, we could suffer a loss if the value of the Colombian peso were to drop relative to the value of the U.S. dollar. Any substantial currency fluctuations could have a material adverse effect on our results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from movements in commodity prices, interest rates and foreign currency exchange rates. As part of an overall risk management strategy, we use derivative financial instruments to manage and reduce risks associated with these factors.

Commodity Price Risk— We are a producer of hydrocarbon commodities, including crude oil, condensate and natural gas. We use oil and gas derivative financial instruments, limited to collars and floors with maturities of 24 months or less, to mitigate our exposure of fluctuations in oil and gas commodity prices on future crude oil and natural gas production. We have evaluated the potential effect that near term changes in commodity prices would have had on the fair value of its commodity price risk sensitive financial instruments at year end 2004.

In September 2004, we purchased a crude oil floor contract with a strike price of $30.00 per barrel for a notional amount of 6,000 barrels per month over a contract period from January 1, 2005 through December 31 2005. We designated the above derivative as a hedge of the exposure to variability of cash flows related to forecasted sales of specified production from certain of our domestic property operations. Such crude oil floor contract was reflected in Prepaid Expenses and Other Assets on our Consolidated Balance Sheet at December 31, 2004 with a fair value of approximately $40,000.

In October 2004, we purchase a natural gas floor contract with a strike price of $5.00 per MMBTU for a notional amount of 70,000 MMBTUs per month over a period of the contract from January 1, 2005 to December 31, 2005. We designated this derivative as a hedge under SFAS 133. At December 31, 2004, this hedge no longer qualified for hedge accounting treatment under SFAS 133. This natural gas floor contract was reflected in Prepaid Expenses and Other Assets in the Consolidated Balance Sheet at December 31, 2004 with a market value of approximately $63,000.

Interest Rate Risk — Consistent with the prior year, we invest cash in interest-bearing temporary investments of high quality issuers. Due to the short time the investments are outstanding and their general liquidity, these instruments are classified as cash equivalents in the consolidated balance sheet and do not represent a significant interest rate risk to us. Consistent with the prior year, we consider our interest rate risk exposure related to long-term debt obligations to not be material. At December 31, 2004 all of our financing obligations carry a fixed interest rate per annum. We have no open interest rate swap agreements.

Foreign Currency Exchange Rate Risk— Consistent with the prior year, Global conducts international business in Colombia and is subject to foreign currency exchange rate risk on cash flows related to sales, expenses and capital expenditures that are denominated in Colombian pesos. However, because predominately all material transactions in Global’s existing foreign operations are denominated in U.S. dollars, the U.S. dollar is the functional currency for all operations. Consistent with the prior year, exposure from transactions in currencies other than U.S. dollars is not considered material.

FORWARD-LOOKING STATEMENTS

Certain information in this prospectus is “forward-looking information” as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statement.

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. A number of these factors have been identified herein under “Risk Factors” beginning on page 2. Factors that may affect us include weather conditions; governmental regulations; cost of environmental compliance; inherent risk in the operation of drilling; production risks; fluctuations in energy-related commodities prices and the effect these could have on our earnings, liquidity position and the underlying value of our assets; capital market conditions; changes in accounting standards; the risks of operating businesses in regulated industries that are in the process of becoming deregulated or increasingly regulated; and political and economic conditions in Eastern Europe, Middle America and South America (including inflation rates).

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005. You should read this table in conjunction with our audited financial statements contained in our Annual Report on Form 10-K/A, as amended, for the period ended December 31, 2004 and our unaudited financial statements contained in our Quarterly Report on Form 10-Q for the period ended June 30, 2005. See “Where You Can Find Additional Information”.

June 30, 2005
(unaudited)
(in thousands)
Total long-term liabilities, less current portion	$52,880
Total current liabilities	11,103
Total liabilities	$63,983
Temporary Equity:
Series J Preferred Stock, $1.00 par value; $5,000,000 liquidation value; 65,000 shares authorized; 50,000 shares outstanding	$4,675

Stockholders Equity:
Series G1 Preferred Stock, $1.00 par value; $1,393,000 liquidation value; 700,000 shares authorized; 13,925 shares outstanding	14
Series G2 Preferred Stock, $1.00 par value; $200,000 liquidation value; 100,000 shares authorized; 2,000 shares outstanding	2
Series G4 Preferred Stock, $1.00 par value; $7,752,000 liquidation value; 150,000 shares authorized; 77,517 shares outstanding	78
Series M Preferred Stock, $1.00 par value; $5,000,000 liquidation value; 50,000 shares authorize; 50,000 shares outstanding	50
Common stock, $0.01 par value; 325,000,000 shares authorized; 221,680,677 shares issued	2,192
Additional paid-in capital	449,674
Accumulated deficit	(390,200)
Accumulated other comprehensive income	119
Treasury stock, at cost, 2,605,700 shares held	(933)
Total stockholders equity	$60,996
Total capitalization	$129,654

As of June 30, 2005, we had 38,000,000 shares of our common stock reserved for issuance upon conversion of our Series J, Series G1, Series G2, Series G4 and Series M Preferred Stock, as well as our 5% Senior Convertible Notes. The 38,000,000 shares of common stock reserved for issuance represent in approximately 104% of the shares of common stock required for conversion of our outstanding convertible securities if the convertible securities had been converted on June 30, 2005.

BUSINESS

We are an independent oil and gas exploration, exploitation, development and production company operating both internationally and domestically. Our operations are divided into three operating segments. Our domestic operations are conducted through our wholly-owned subsidiary, Gulf Energy Management Company. Gulf Energy Management’s operations consist of exploration, exploitation, development, production and acquisition efforts in the United States, principally in the onshore and offshore Gulf Coast regions of South Texas and Louisiana. Our international crude oil exploration and production operations are conducted through our approximately 62% owned subsidiary, Global Energy Development plc with activities in Colombia, Panama and Peru. During 2004, we invested in International Business Associates, Ltd. which comprises our third segment. International Business Associates is in the initial stages of operations and focuses primarily on opportunities created by the recent deregulation of the energy markets in Eastern Europe by trading energy futures or other energy based contracts, principally in Hungary and the United States.

Our revenues are primarily derived from production from our oil and gas properties. Gulf Energy Management operates approximately 40% of its natural gas and crude oil properties which are all located in the United States. Global operates 100% of its crude oil producing properties, all located in Colombia. Our revenues are a function of the oil and gas volumes produced and the prevailing commodity price at the time of production, and certain quality and transportation discounts. The commodity prices for crude oil and natural gas as well as the timing of production volumes have a significant impact on our operating income. From time-to-time we enter into hedging contracts to achieve more predictable cash flows and to reduce our exposure to declines in market prices.

As of December 31, 2004 Gulf Energy Management had approximately 22 BCFe of proved oil and gas reserves net to our interest with discounted future net cash flows, discounted at 10%, of approximately $59 million. At December 31, 2004, Gulf Energy Management represented 46% of our consolidated oil and gas proved reserve volumes, and in 2004, Gulf Energy Management represented approximately 63% of our consolidated oil and gas revenues. In 2004, Gulf Energy Management’s oil and gas revenues were comprised of approximately 40% oil sales and 60% natural gas sales. Substantially all of Gulf Energy Management’s production is concentrated in four oil and gas fields along the onshore and offshore Texas and Louisiana Gulf Coast.

Revenues from Global are derived solely from Global’s Colombian oil production. As of December 31, 2004 we had approximately 4.2 million barrels of international proved oil reserve volumes net to our interest with discounted future net cash flows, discounted at 10%, of approximately $66 million. Approximately 615,000 barrels of proved oil reserve volumes and $9.7 million of discounted future net cash flows are attributable to a 14.65% minority interest of a consolidated subsidiary. All of Global’s proved reserve volumes are located in Colombia. During 2004, Global produced 366,000 net barrels of oil in Colombia generating oil revenues of approximately $11 million. Global represented 54% of our total proved reserves at December 31, 2004 and approximately 37% of our consolidated oil and gas revenues in 2004. Global’s activities in Panama and Peru, thus far, have been limited to technical evaluations of potential exploration areas.

We were incorporated in 1973 in the state of California and reincorporated in 1979 in the state of Delaware. Our principal offices are located at 180 State Street, Suite 200, Southlake, Texas 76092, and our telephone number is (817) 424-2424.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock to be issued upon conversion of the Series M Convertible Preferred Shares and issuable upon the declaration of dividends on those shares or to be issued upon exercise of warrants issued in connection with the Series M Convertible Preferred Shares and the Series L Convertible Preferred Shares or issued as bonus dividends to participating holders of our Series G1 and G2 Convertible Preferred Shares.

The table below sets forth the name of the selling stockholder and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus. Unless set forth below, to our knowledge, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

The selling stockholders may from time to time offer and sell any or all of the shares under this prospectus. Because the selling stockholders may offer all or some of the common stock offered pursuant to this prospectus, we cannot estimate how may shares of common stock that the selling stockholders will hold upon consummation of any such sales.

Name and Address of Beneficial Owner	Shares Beneficially Owned Before the Offering		Number of Shares Being Offered	Shares Beneficially Owned After The Offering(1)
	Number [Amount]	Percent(2)	Number(3)	Number	Percent
Solomon Strategic Holdings, Inc. c/o Andrew P. MacKellar Greenlands The Red Gap Castletown IM9 1HB British Isles	1,322,962	*	1,574,351	0	*

The Tail Wind Fund Ltd. c/o Bank of Nova Scotia Trust Company 404 E. Bay Street Nassau, Bahamas	15,472,852	6.62%	18,105,034	258,800	*

Frost National Bank FBO Renaissance US Growth Investment Trust PLC 100 W. Houston Street San Antonio, TX 78205	718,336	*	117,760	0	*

Frost National Bank FBO BFS US Special Opportunities Trust PLC 100 W. Houston Street San Antonio, TX 78205	538,752	*	88,320	0	*

Morgan Stanley & Co. International Ltd. c/o Morgan Stanley & Co. 901 S. Bond Street 6th Floor Baltimore, MD 21231	407,011	*	66,723	0	*

Name and Address of Beneficial Owner	Shares Beneficially Owned Before the Offering		Number of Shares Being Offered	Shares Beneficially Owned After The Offering(1)
	Number [Amount]	Percent(2)	Number(3)	Number	Percent
Sreedeswar Holdings Inc. P.O. Box 1961 Al Futtain Tower Suite 304 Dubai United Arab Emirates	276,306	*	45,296	0	*

Union Bancaire Privee 96-98, rue du Rhone Case postale 1320 CH 1211 Geneve 1	348,432	*	57,120	0	*

Hana Grove Rye House, Catesby Lane Lapworth Solihull West Midlands B94 5QY United Kingdome	88,718	*	14,544	0	*

Louise Francesca Briscoe Foxbrook Cottage Old Warwick Road Rowington, Warwickshire, GB CB35 7AA	44,359	*	7,272	0	*

Anglo Irish Bank (SUISSE) SA 7 Rue des Alpes CH 1211 Geneve 1 Switzerland	763,801	*	125,213	0	*

Centrum Bank AG Kirchstrasse 3 9490 Vaduz Principality of Liechtenstein	24,969	*	4,093	0	*

Franz Horhager Kohlmarkt 5/6 A-101 Vienna, Austria	3,904	*	640	0	*

Bank Julius Baer & Co. Ltd. Bahnhofstrasse 36 P.O. Box CH-8010 Zurich Switzerland	195,200	*	32,000	0	*

Hassan Nemazee 720 Fifth Avenue 9th Floor New York, NY 10268	97,600	*	16,000	0	*

* Less than 1.0%
(1) Assumes all shares of common stock offered hereby are sold.
(2) Based on the number of shares outstanding on August 15, 2005.
(3) Includes shares issuable as dividends in connection with the Series M Convertible Preferred Shares.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions are summaries of material terms of our common stock, preferred stock, certificate of incorporation and amended and restated bylaws. This summary is qualified by reference to our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Our authorized capital stock consists of 325,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. Of the 10,000,000 shares of preferred stock, 700,000 shares have been designated Series G1 Convertible Preferred Stock, 100,000 shares have been designated Series G2 Convertible Preferred Stock, 150,000 shares have been designated Series G4 Convertible Preferred Stock, 65,000 shares have been designated Series J Convertible Preferred Stock, 65,000 have been designated Series L Convertible Preferred Stock and 50,000 have been designated Series M Convertible Preferred Stock.

Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a pro rata share in any distribution to stockholders, but only after satisfaction of all of our liabilities and of the prior rights of any outstanding series of our preferred stock. The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including:

•	dividend rates,

•	redemption rights,

•	liquidation rights,

•	sinking fund provisions,

•	conversion rights,

•	voting rights, and

•	any other designations, preferences, rights, qualifications, limitations, or restrictions.

Series G1 Convertible Preferred Stock

The Series G1 Convertible Preferred Stock (the “Series G1 Preferred”), which was issued in October 2000, has a liquidation value of $100 per share, is non-voting, and is convertible at the holder’s option into Harken common stock at a conversion price of $12.50 per share, subject to adjustment in certain circumstances.

The Series G1 Preferred holders are entitled to receive dividends at an annual rate equal to $8 per share when, as and if declared by Harken’s Board of Directors. All dividends on the Series G1 Preferred are cumulative and payable semi-annually in arrears, payable on June 30 and December 30. At Harken’s option, dividends may also be payable in Harken common stock valued at $12.50 per share. The dividend and liquidation rights of the Series G1 Preferred rank junior to all claims of creditors, including holders of outstanding debt securities, but senior to Harken common stockholders and to any subsequent series of Harken preferred stock, unless otherwise provided, except for Harken’s Series G2 Convertible Preferred Stock (the “Series G2 Preferred”), Series G4 Convertible Preferred Stock (the “Series G4 Preferred”), the Series J Preferred, the Series L Preferred, and the Series M Preferred which rank equal to the Series G1 Preferred.

During the year ended December 31, 2004, holders of 28,940 shares of the Series G1 Preferred elected to exercise their conversion option, and such holders were issued 231,651 shares of Harken common stock. In October 2004, in order to induce the holders to convert their preferred stock into common stock, we entered into agreements with the holders of the Series G1 and Series G2 Preferred which provided a 20% increase in the number of shares of our common stock each Series G1 and Series G2 Preferred holder would receive upon voluntary conversion under the original terms of the Series G1 and G2 Preferred agreements. In November 2004, holders of approximately 281,447 shares of Series G1 Preferred out of the total of 295,375 Series G1 Preferred outstanding, elected to exercise their conversion option under the revised agreement, and such holders were issued approximately 2.7 million shares of our common stock. At June 30, 2005, there were 13,925 shares of Series G1 Preferred outstanding.

Series G2 Convertible Preferred Stock

In July 2001, Harken issued 95,800 shares of a new series of convertible preferred stock, the Series G2 Preferred, in exchange for 5% European Notes in the face amount of $9,580,000. Harken’s Board of Directors approved the authorization and issuance of up to 100,000 shares of the Series G2 Preferred, which has a liquidation value of $100 per share, is non-voting, and is convertible at the holder’s option into Harken common stock at a conversion price of $3.00 per share, subject to adjustment in certain circumstances. The Series G2 Preferred is also convertible by Harken into shares of Harken common stock if for any period of twenty consecutive calendar days, the average of the closing prices of Harken common stock during such period shall have equaled or exceeded $3.75 per share.

The Series G2 Preferred holders are entitled to receive dividends at an annual rate equal to $8 per share when, as and if declared by the Harken Board of Directors. All dividends on the Series G2 Preferred are cumulative and payable semi-annually in arrears, payable on June 30 and December 30. At Harken’s option, dividends may also be payable in Harken common stock at $3.00 per share of Harken common stock. The Series G2 Preferred dividend and liquidation rights rank junior to all claims of creditors, including holders of outstanding debt securities, but senior to Harken common stockholders and to any subsequent series of Harken preferred stock, unless otherwise provided.

During the year ended December 31, 2004, holders of 14,500 shares of the Series G2 Preferred elected to exercise their conversion option, and such holders were issued 487,697 shares of our common stock. In October 2004, in order to induce the holders to convert their preferred stock into common stock, we entered into agreements with the holders of the Series G1 and Series G2 Preferred which provided a 20% increase in the number of shares of our common stock each Series G1 and Series G2 Preferred holder would receive upon voluntary conversion under the original terms of the Series G1 and G2 Preferred agreements. In November 2004, holders of approximately 21,650 shares of G2 Preferred out of the total of 24,150 Series G2 Preferred outstanding, elected to exercise their conversion option under the revised agreement, and such holders were issued approximately 900,000 shares of our common stock. In March 2005, 500 shares of our Series G2 Preferred were converted to common stock pursuant to the terms of the original issuance. At June 30, 2005, there were 2,000 shares of Series G2 Preferred outstanding.

Series G3 Convertible Preferred Stock

During the nine months ended September 30, 2004, holders of the remaining 77,000 shares of our Series G3 Preferred stock elected to exercise their conversion option, and these remaining holders were issued a total of approximately 15.5 million shares of our common stock. At December 31, 2004, the Series G3 Preferred is no longer outstanding.

Series G4 Convertible Preferred Stock

In March 2004, our Board of Directors approved the authorization and issuance of up to 150,000 shares of a new series of convertible preferred stock, the Series G4 Preferred. In April 2004, we issued 77,517 shares of the Series G4 Preferred in exchange for approximately 1,000 shares of the Series G1 Preferred and 23,000 shares of the Series G2 Preferred and $2.4 million in cash. The Series G4 Preferred has a liquidation value of $100 per share, is non-voting and is convertible at the holders’ option into our common stock at a conversion price of $2.00 per share, subject to adjustments in certain circumstances. The Series G4 Preferred is also convertible by us into freely tradable shares of our common stock if for any period of twenty consecutive calendar days the average of the closing prices of our common stock has equaled or exceeded $2.20 per share, initially. This target price will be reduced by 10 percent of the immediately preceding target price in December of each year, commencing December 31, 2004.

The holders of the Series G4 Preferred are entitled to receive dividends, when as and if declared by the Board of Directors, at an annual rate equal to $8.00 per share. All dividends on the Series G4 Preferred are payable semi-annually in arrears, in cash or, at our option, in shares of our common stock, payable on June 30 and December 31, commencing December 31, 2004. At our option, the dividends can be paid in shares of common stock valued at $2.00 per share. The Series G4 Preferred dividend and liquidation rights rank junior to all claims of creditors, including holders of outstanding debt securities, but senior to our common stockholders and pari passu to any other series of our preferred stock, unless otherwise provided.

We may also redeem the Series G4 Preferred in whole or in part for cash at any time at $100 per share plus any accrued and unpaid dividends. In addition, on or after January 1, 2006, we may further elect, in any six month period, to redeem up to 50% of the outstanding Series G4 Preferred with shares of our common stock valued at an average market price, and using a redemption value of the Series G4 Preferred that includes a 5% premium based on our market capitalization at the time of redemption.

Accounting for the Series G4 Preferred Stock Issuance— In April 2004 upon the issuance of the Series G4 Preferred, we reflected the difference between the face amount of the Series G1 Preferred and the Series G2 Preferred, plus the $2.4 million in cash, less transaction fees, and the fair value of the Series G4 Preferred shares issued as Exchange on Preferred Stock of approximately $337,000 in the Consolidated Condensed Statement of Operations for the nine months ended September 30, 2004, as an increase to Net Income Attributed to Common Stock. The valuation of the Series G4 Preferred stock is supported by an appraisal, performed by RP&C International Inc. (“RP&C”), and is based on the market value of the underlying conversion shares of Harken common stock as of the date of the exchange along with a discounted value associated with an assumed dividend yield.

Series J Convertible Preferred Stock and Warrants

In March 2004, Harken’s Board of Directors approved the authorization and issuance of up to 65,000 shares of a new series of convertible preferred stock, the Series J Preferred. In April 2004, in exchange for $5.0 million in cash, Harken issued

•	50,000 shares of Series J Preferred Stock,

•	2,873,563 warrants to purchase Harken common stock; and

•	10,000 unit purchase warrants

The Series J Preferred has a liquidation value of $100 per share, is non-voting and was convertible at the holders’ option into common stock at an original conversion price of $0.87 per share, subject to adjustments in certain circumstances. In May 2004, as a result of the issuance of the Series L Preferred, the conversion price of Series J Preferred was adjusted from $0.87 to $0.85. The Series J Preferred is also convertible by Harken, into freely tradable shares of Harken common stock at the conversion price, if for any period of twenty consecutive calendar days the average closing price of Harken common stock has equaled or exceeded 150% of the conversion price.

Dividends - The holders of the Series J Preferred are entitled to receive dividends at an annual rate equal to 5% per share. All dividends on the Series J Preferred stock are payable quarterly in arrears, beginning on September 30, 2004 in cash or, at Harken’s option, in shares of Harken common stock. The Series J Preferred dividend and liquidation rights rank junior to all claims of creditors, including holders of outstanding debt securities, but senior to the holders of Harken common stock and pari passu to the holders of any other series of Harken preferred stock, unless otherwise provided.

Additional Dividend Feature - If an additional dividend event occurs while the Series J Preferred is outstanding, the holders will have the right to an annual additional dividend calculated at a rate of 6.0% per annum of the issue price of any outstanding Series J Preferred, payable in cash, until such additional dividend event has been remedied. Additional dividend events include the failure of Harken common stock to be listed for trading on any principal market, Harken’s failure to declare or pay in full any dividend payable on the shares of Series J Preferred on the applicable dividend payment date, as well as other additional dividend events that are defined in the terms of the Series J Preferred.

Optional Redemption Event - If an optional redemption event occurs while the Series J Preferred is outstanding, each holder will have the right to require Harken to repurchase all or any portion of such holder’s Series J Preferred at the greater of (x) 115% of the stated value of the Series J Preferred, or (y) the market value of Harken common stock as if the Series J Preferred were converted at the then prevailing conversion price at the time of redemption. An optional redemption event includes the failure to declare and pay dividends on the Series J Preferred, voluntary liquidation, a fundamental change in the ownership of Harken, failure of Harken to generally pay its debts as they become due, as well as other events defined in the terms of the Series J Preferred.

Accounting for the Series J Preferred Stock and Warrants - In accordance with EITF Topic D-98 “Classification and Measurement of Redeemable Securities” (“EITF D-98”), the Series J Preferred contain certain provisions whereby redemption is deemed to be out of our control.

Those optional redemption events for the Series J Preferred Shares include the following:

•
Our failure to declare or pay in full any dividend payable on the shares of Series J Preferred on the dividend payment date and the failure is not cured within 30 days, or we fail to pay any redemption price when due; and

•
Our commencement of a voluntary or other proceeding seeking liquidation, reorganization or other relief with respect to our debts under any bankruptcy, insolvency or other similar law not or hereafter in effect or seeking the appointment of a trustee receiver, liquidator, custodian or other similar official of us or any substantial part of our property, or we consent to any similar relief or to the appointment of or taking possession by any similar official in an involuntary case or other proceeding commenced against us, or we make a general assignment for the benefit of creditors, or fail generally to pay our debts as they become due or admit in writing our inability to pay our debts as they become due.

Therefore the fair value of the Series J Preferred of approximately $4.7 million, is classified as temporary equity in the Consolidated Balance Sheet at December 31, 2004.

In accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”), the common stock warrants were initially measured at fair value of $287,000 by an independent third party and classified as permanent equity in the Consolidated Balance Sheet at December 31, 2004. The fair value allocated to the unit purchase warrants is also classified as permanent equity in the Consolidated Condensed Balance Sheet at December 31, 2004.

After allocating the net proceeds between the Series J Preferred, the common stock warrants, and the unit purchase warrants, Harken determined no beneficial conversion feature existed.

Adjustment of Series J Conversion Price and Warrant Exercise Price - In May 2004, as a result of our issuance of our Series L Convertible Preferred Stock, the conversion price of the Series J Preferred was adjusted from $0.87 to $0.85. In accordance with EITF Issue 00-27, Issue 7, the number of the additional shares issuable upon conversion of the Series J Preferred multiplied by our stock price on the date of the original transaction is recorded as a Payment of Preferred Stock Dividends of approximately $135,000 which is included as a decrease to Net Income Attributed to Common Stock in the Consolidated Statement of Operations for the year ended December 31, 2004. In addition, the original exercise price of the common stock warrants issued with the Series J Preferred was adjusted from $0.98 to $0.95. In August and October 2004, as a result of our issuance of the 5% Notes and the Series M Convertible Preferred Stock, the exercise price of the common stock warrants issued with the Series J Preferred was adjusted from $0.95 to $0.92. In conjunction with SFAS 123 “Accounting for Stock Based Compensation” (SFAS 123), the incremental increase in the fair value of the warrant of approximately $26,000, is recorded as a Payment of Preferred Stock Dividends which is included as a decrease to Net Income Attributed to Common Stock in the Consolidated Statement of Operations for the year ended December 31, 2004. If we issue any additional shares of our common stock or any common stock equivalent at a price per share less than the exercise price of the common stock warrants issued with the Series J Preferred, the exercise price of the common stock warrants is subject to additional adjustment.

Series L Convertible Preferred Stock and Warrants

In March 2004, our Board of Directors approved the authorization and issuance of up to 65,000 shares of a new series of convertible preferred stock, the Series L Preferred. In May 2004, we issued 50,000 shares of Series L Preferred stock and 3,676,471 warrants to purchase shares of our common stock in exchange for $5 million in cash. Shares of the Series L Preferred have a liquidation value of $100 per share, are non-voting and were convertible at the holders’ option into our common stock.

On October 7, 2004, we entered into a Conversion/Redemption Agreement with the holders of the Series L Preferred, pursuant to which we reduced the conversion price of the Series L Preferred in order to induce the holders to convert their Series L Preferred into common stock. Pursuant to that agreement, each holder of the Series L Preferred agreed to convert at least 20% of its holdings of Series L Preferred on each of October 8, 2004, November 2, 2004, December 1, 2004, December 30, 2004 and February 1, 2005, provided we met certain conditions. We agreed that the conversion price would be the volume weighted average price of the our common stock for the twenty consecutive trading days immediately preceding the applicable conversion date. In 2004, a total of $4 million, plus accrued dividends, of the liquidation value of the Series L Preferred was converted into 7.4 million shares of our common stock. In February 2005, the remaining $1 million, plus accrued dividends, of the liquidation value of the Series L Preferred was converted into 2.1 million shares of our common stock. As of March 31, 2005, the Series L Preferred is no longer outstanding.

Dividends - The holders of the Series L Preferred were entitled to receive dividends at an increasing rate starting at 4% per share. All dividends on the Series L Preferred were payable semi-annually on June 30 and December 30, beginning on June 30, 2004 and were payable in cash or, at our option, in freely tradable shares of our common stock.

The dividend and liquidation rights of the Series L Preferred ranked junior to all claims of creditors, including holders of outstanding debt securities, but senior to holders of our common stock and pari passu to any other series of our preferred stock, unless otherwise provided.

Series M Convertible Preferred Stock and Warrants

In September 28, 2004, our Board of Directors approved the authorization and issuance of up to 50,000 shares of a new series of convertible preferred stock, the Series M Preferred. In September 2004, we issued 50,000 shares of Series M Preferred stock and warrants to purchase 4,385,965 shares of our common stock in exchange for $5 million in cash. Shares of the Series M Preferred have a liquidation value of $100 per share, are non-voting and were convertible at the holders’ option into our common stock.

The Series M Preferred has a liquidation value of $100 per share, is non-voting and is convertible at the holders’ option into common stock at a conversion price of $0.59 per share, subject to adjustments in certain circumstances. If for any period of thirty consecutive days the average closing price of our common stock during such period trades above $0.74 per share for 30 consecutive days, up to 25,000 shares of the Series M Preferred is convertible by us into freely tradable shares of common stock at $0.59 per share. If the average daily volume weighted average price of our common stock during a period of thirty trading days equals or exceeds $0.89, we may convert all the Series M Preferred into freely tradable shares of our common stock at $0.59 per share.

Accounting for the Classification of the Series M Preferred Stock and Warrants— In accordance with EITF Topic D-98, the Series M Preferred does not contain provisions whereby redemption is deemed to be out of Harken’s control. Therefore the Series M Preferred is classified as permanent equity in the Consolidated Balance Sheet at December 31, 2004 and March 31, 2005. In accordance with EITF 00-19, the common stock warrants were initially measured at fair value and are classified as permanent equity in the Consolidated Balance Sheet at December 31, 2004 and March 31, 2005.

Adjustment of Series M Conversion Price— In March 2005, as a result of a default under the Registration Rights Agreement of the Series M Preferred, the original conversion price of the Series M Preferred was adjusted from $0.60 to $0.59. In accordance with EITF Issue 00-27, Issue 7, approximately $90,000 is recorded as a Payment of Preferred Stock Dividends which is presented as an increase to Net Loss Attributed to Common Stock in the Consolidated Condensed Statement of Operations for the period ended March 31, 2005. As of May 10, 2005, this default under the Series M Preferred Registration Rights Agreement has not yet been cured. None of our other debt or equity instruments are affected by this Registration Rights Agreement default.

Dividends - The holders of the Series M Preferred are entitled to receive dividends at an increasing rate starting at 4% per share. On the third anniversary from the date of issuance (October 7, 2007), the dividend rate increases to 8% per share with 1% annual increases thereafter to a maximum of 12% annually. All dividends on the Series M Preferred are payable semi-annually on June 30 and December 30, beginning on June 30, 2004. Dividends may be paid in cash or, at our option, in freely tradable shares of our common stock, until October 7, 2007 and in cash thereafter. The dividend rate may escalate to 12% under certain events of default, including failure to declare and pay dividends.

The dividend and liquidation rights of the Series M Preferred shall rank junior to all claims of creditors, including holders of outstanding debt securities, but senior to holders of our common stock and pari passu to any other series of our preferred stock, unless otherwise provided.

Warrants - The common stock warrants issued in connection with the Series M Preferred are exercisable for two years from issuance and had an original exercise price of $0.57.

Redemption Feature - We may redeem the Series M Preferred stock for cash, in whole or in part, anytime after October 7, 2007, for liquidation value of $100 per share.

Anti-Takeover Effects Of Delaware Laws And Our Charter And Bylaw Provisions

Certificate of Incorporation and Bylaws. Certain provisions in our Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our Certificate of Incorporation and Bylaws contain provisions that

•
permit us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualification, limitations or restrictions, of the shares of such series; and

•	limit stockholders’ ability to call special meetings.

The foregoing provisions of our Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation On Liability Of Directors

Our certificate of incorporation and by-laws indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law. The Delaware laws permit a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which were (i) in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The Delaware laws also prohibit limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our company and our stockholders (through stockholders’ derivative suits on behalf of our company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Stockholder Rights Plan

Each share of common stock includes one right to purchase from us one one-thousandth of a share of Series E Junior Participating Preferred Stock at a price of $35.00 per unit, subject to adjustment. The rights are issued pursuant to a rights agreement between us and ChaseMellon Shareholder Services L.L.C., as rights agent. We have summarized selected portions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the summary below and the rights agreement, as amended, filed as an exhibit to the registration statement of which this prospectus is a part.

The rights are evidenced by the certificates representing our currently outstanding common stock and all common stock certificates we issue prior to the “distribution date”. That date will occur, except in some cases, on the earlier of:

•
ten days following a public announcement that a person or group of affiliated or associated persons, who we refer to collectively as an “acquiring person”, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, or

•
ten business days following the start of a tender offer or exchange offer that would result in a person becoming an acquiring person. Our board of directors may defer the distribution date in some circumstances. Also, some inadvertent acquisitions of our common stock will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient common stock.

Until the distribution date:

•	common stock certificates will evidence the rights,

•	the rights will be transferable only with those certificates,

•	new common stock certificates will contain a notation incorporating the rights agreement by reference, and

•	the surrender for transfer of any common stock certificate will also constitute the transfer of the rights associated with the common stock represented by the certificate.

The rights are not exercisable until the distribution date and will expire at the close of business on April 6, 2008, unless we redeem or exchange them at an earlier date as described below or we extend the expiration date prior to April 6, 2008.

As soon as practicable after the distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock as of the close of business on the distribution date. From that date on, only separate rights certificates will represent the rights. We will issue rights with all shares of common stock issued prior to the distribution date. We will also issue rights with shares of common stock issued after the distribution date in connection with some employee benefit plans or upon conversion of some securities. Except as otherwise determined by our board of directors, we will not issue rights with any other shares of common stock issued after the distribution date.

Shares of preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled, when and if declared, to a minimum preferential quarterly dividend payment of $10.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of our liquidation, dissolution or winding up, the holders of the preferred stock will be entitled to a minimum preferential liquidation payment of $1,000.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each share of preferred stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of common stock are converted or exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidultion provisions.

Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person (which will become void), will thereafter have the right to receive upon exercise of a right that number of shares of common stock having a market value of two times the exercise price of the right.

In the event that, after a person or group has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provisions will be made so that each holder of a right (other than rights beneficially owned by an acquiring person) will have the right to receive upon the exercise of a right that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) which at the time of such transaction have a market value of two times the exercise price of the right.

At any time after any person or group becomes an acquiring person and prior to the earlier of one of the events described in the pervious paragraph or the acquisition by such acquiring person of 50% or more of the outstanding shares of common stock, the board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, for shares of common stock or preferred stock (or a series of preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of common stock, or a fractional share of preferred stock (or other preferred stock) equivalent in value thereto, per right.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in that purchase price. No fractional shares of preferred stock or common stock will be issued (other than fractions of preferred stock which are integral multiples of one one-thousandth of a share of preferred stock, which may, at our election, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the preferred stock or the common stock.

At any time until the time a person becomes an acquiring person, we may redeem the rights in whole, but not in part, at a price of $.01 per right, payable, at our option, in cash, shares of common stock or such other consideration as our board of directors may determine. Upon such redemption, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price.

Until a right is exercised, a holder of rights will have no rights to vote or receive dividends or any other rights as a stockholder of our common stock. Stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock, or other consideration, or for the common stock of the acquiring company or are exchanged as described above.

ChaseMellon Shareholder Services serves as rights agent with regard to the rights.

The rights will have anti-takeover effects. They will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to make more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors.

PLAN OF DISTRIBUTION

We are registering the common stock covered by this prospectus on behalf of the selling stockholders. As used herein, “selling stockholders” include donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the common stock offered hereby. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling shareholders.

Each of the selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Each of the selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales created after the date of this prospectus;

•	broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

Each of the selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Each of the selling stockholder may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the Securities and Exchange Commission or over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. Our common shares are listed on the American Stock Exchange under the symbol “HEC.” Our reports, proxy statements and other information may also be obtained from the American Stock Exchange.

The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that we have registered under the registration statement of which this prospectus forms a part:

•	Annual Report on Form 10-K/A, as amended, for the year ended December 31, 2004;

•
Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as amended by the Quarterly Report on Form 10-Q/A for the same period, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	Definitive Proxy Statement on Schedule 14A filed on April 22, 2005;

•
Current Reports on Form 8-K filed on March 18, 2005, March 23, 2005, March 29, 2005, April 5, 2005, April 12, 2005, April 14, 2005, April 21, 2005, April 29, 2005, May 11, 2005, May 31, 2005, June 3, 2005, June 10, 2005, June 20, 2005, June 23, 2005, June 27, 2006, and June 28, 2005 and on Form 8-K/A filed on June 28, 2005.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Secretary and General Counsel
Harken Energy Corporation
180 State Street, Suite 200
Southlake, TX 76092

LEGAL MATTERS

Certain matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by McGuireWoods LLP, New York, New York.

EXPERTS

The consolidated financial statements of Harken Energy Corporation for the year ended December 31, 2004 on Form 10-K/A Amendment No. 3) for the year ended December 31, 2004, incorporated by reference in this Prospectus have been audited by Hein & Associates LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Harken Energy Corporation as of December 31, 2003 and for the year then ended incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

In June 2004, our Audit Committee accepted the resignation of BDO Seidman, LLP as our independent accountant. BDO’s report on our consolidated financial statements for the year ended December 31, 2003 did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. During the year ended December 31, 2003 and the six month period ending June 30, 2004, there were reportable events requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K. For additional detail, please refer to our Form 10-K/A filed on April 13, 2005.

The consolidated financial statements of Harken Energy Corporation for the year ended December 31, 2002, appearing in Harken Energy Corporation’s Annual Report on Form 10-K/A (Amendment No. 3) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Our oil and gas reserves in the United States have been reviewed by our independent reserve engineers, Netherland, Sewell & Associates, Inc., as stated in their report thereon. Our disclosures of our domestic oil and gas reserves included in our Annual Report on Form 10-K for the year ending December 31, 2004, have been presented in reliance upon the authority of such firm as experts in petroleum engineering.

Our oil and gas reserves in Colombia have been reviewed by our independent reserve engineers, Ryder Scott Company., as stated in their report thereon. Our disclosures of our domestic oil and gas reserves in Colombia included in our Annual Report on Form 10-K for the year ending December 31, 2004, have been presented in reliance upon the authority of such firm as experts in petroleum engineering.

20,254,366 Shares

____________________

PROSPECTUS

, 2005

____________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The table below sets forth the expenses to be incurred by us in connection with the issuance and distribution of the shares registered for offer and sale hereby, other than underwriting discounts and commissions. All amounts shown represent estimates except the Securities Act registration fee.

Registration fees under the Securities Act	$1,359
Accountants’ fees and expenses	20,000
Legal fees and expenses	50,000
Miscellaneous	0
Total	$71,359

Item 15. Indemnification of Directors and Officers.

Under Section 145 of the General Corporation Law of the State of Delaware (“Delaware Law”), a Delaware corporation may indemnify its directors, officers, employees and agents against expenses (including attorneys fees), judgments, fines and settlements in nonderivative suits, actually and reasonably incurred by them in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Delaware law, however, provides that such person must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made with respect to any claim, issue or matter as to which such person has been adjudged liable for negligence or misconduct unless the Court of Chancery or the court in which such action or suit is brought approves such indemnification. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise, and to purchase indemnity insurance on behalf of its directors and officers. Indemnification is mandatory to the extent a claim, issue or matter has been successfully defended.

Article Ten of our certificate of incorporation and Article VII of our bylaws provide, in general, that we shall indemnify our directors and officers under certain of the circumstances defined in Section 145. We have entered into agreements with each member of our board of directors pursuant to which it will advance to each director costs of litigation in accordance with the indemnification provisions of our Certificate of Incorporation and bylaws.

Item 16. Exhibits.

 Exhibit

3.1	Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.1 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).
3.2
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.2 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).

1

3.3
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.3 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).

3.4
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.4 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).

3.5
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.5 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).

3.6
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.6 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).

3.7
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation dated August 4, 2004 (filed as Exhibit 3.7 to Harken’s Annual Report on Form 10-K/A for the period ended December 31, 2004, File No. 1-10262, and incorporated by reference herein).

3.8
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation dated February 22, 2005 (filed as Exhibit 3.8 to Harken’s Annual Report on Form 10-K/A for the period ended December 31, 2004, File No. 1-10262, and incorporated by reference herein).

4.1
Form of certificate representing shares of Harken common stock, par value $.01 per share (filed as Exhibit 1 to Harken’s Registration Statement on Form 8-A, File No. 1-10262, filed with the SEC on June 1, 1989 and incorporated by reference herein).

4.2
Rights Agreement, dated as of April 6, 1998, by and between Harken Energy Corporation and ChaseMellon Shareholder Services L.L.C., as Rights Agent (filed as Exhibit 4 to Harken’s Current Report on Form 8-K dated April 7, 1998, file No. 1-10262, and incorporated by reference herein).

4.3
Amendment to Rights Agreement by and between Harken Energy Corporation and American Stock Transfer and Trust Company (successor to Mellon Investor Services LLC, (formerly known as ChaseMellon Shareholder Services L.L.C.), as Rights Agent, dated June 18, 2002 (filed as Exhibit 4.11 to Harken’s Quarterly Report on Form 10-Q for the period ended September 30, 2002, File No. 1-10262, and incorporated by reference herein).

**5.1	Opinion of McGuireWoods LLP

*23.1	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP
*23.2	Consent of Independent Registered Public Accounting Firm - BDO Seidman, LLP
**23.3	Consent of Independent Registered Public Accounting Firm - Hein & Associates, LLP
**23.4	Consent of Netherland, Sewell & Associates, Inc. (Independent Reserve Engineers)
**23.5	Consent of Ryder Scott Company (Independent Reserve Engineers)
23.6	Consent of McGuireWoods LLP (contained in Exhibit 5.1)
24	Powers of Attorney (included in signature page)

* Previously Filed
** Filed herewith.
2

Item 17. Undertakings.

The undersigned registrants hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
For purposes of determining any liability under the Securities Act of 1933, each filing of each such registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant agrees that it will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3

(6)

(i)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by such registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4

Signatures

Pursuant to the requirements of the Securities Act of 1933, Harken Energy Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southlake, State of Texas, on August 24, 2005.

HARKEN ENERGY CORPORATION

By:	/s/ Mikel D. Faulkner
Mikel D. Faulkner
Chief Executive Officer

Power Of Attorney

Know All Men By These Present that each individual whose signature appears below constitutes and appoints Anna M. Williams and Elmer A. Johnston, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file: (i) any and all amendments, including post-effective amendments, to this Registration Statement, with all exhibits, and all documents in connection therewith, and (ii) a Registration Statement, and any and all amendments, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on August 24, 2005.

Name	Title

/s/ Mikel D. Faulkner	Chief Executive Officer and Director (Principal Executive Officer)
Mikel D. Faulkner
/s/ Anna M. Williams	Vice President and Chief Financial (Principal financial Officer and Principal Accounting Officer)
Anna M. Williams

/s/ Alan G. Quasha	Chairman of the Board of Directors and Director
Alan G. Quasha

/s/ Michael M. Ameen, Jr.	Director
Michael M. Ameen, Jr.

/s/ Dr. J. William Petty	Director
Dr. J. William Petty

/s/ H. A. Smith	Director
H. A. Smith

5

Exhibit Index

Exhibit

3.1	Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.1 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).
3.2
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.2 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).

3.3
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.3 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).

3.4
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.4 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).

3.5
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.5 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).

3.6
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation (filed as Exhibit 3.6 to Harken’s Current Report on Form 8-K dated February 13, 2003, File No. 1-10262, and incorporated by reference herein).

3.7
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation dated August 4, 2004 (filed as Exhibit 3.7 to Harken’s Annual Report on Form 10-K/A for the period ended December 31, 2004, File No. 1-10262, and incorporated by reference herein).

3.8
Certificate of Amendment to Certificate of Incorporation of Harken Energy Corporation dated February 22, 2005 (filed as Exhibit 3.8 to Harken’s Annual Report on Form 10-K/A for the period ended December 31, 2004, File No. 1-10262, and incorporated by reference herein).

4.1
Form of certificate representing shares of Harken common stock, par value $.01 per share (filed as Exhibit 1 to Harken’s Registration Statement on Form 8-A, File No. 1-10262, filed with the SEC on June 1, 1989 and incorporated by reference herein).

4.2
Rights Agreement, dated as of April 6, 1998, by and between Harken Energy Corporation and ChaseMellon Shareholder Services L.L.C., as Rights Agent (filed as Exhibit 4 to Harken’s Current Report on Form 8-K dated April 7, 1998, file No. 1-10262, and incorporated by reference herein).

4.3
Amendment to Rights Agreement by and between Harken Energy Corporation and American Stock Transfer and Trust Company (successor to Mellon Investor Services LLC, (formerly known as ChaseMellon Shareholder Services L.L.C.), as Rights Agent, dated June 18, 2002 (filed as Exhibit 4.11 to Harken’s Quarterly Report on Form 10-Q for the period ended September 30, 2002, File No. 1-10262, and incorporated by reference herein).

**5.1	Opinion of McGuireWoods LLP.

*23.1	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP
*23.2	Consent of Independent Registered Public Accounting Firm - BDO Seidman, LLP
**23.3	Consent of Independent Registered Public Accounting Firm - Hein & Associates, LLP
**23.4	Consent of Netherland, Sewell & Associates, Inc. (Independent Reserve Engineers)
**23.5	Consent of Ryder Scott Company (Independent Reserve Engineers)
23.6	Consent of McGuireWoods LLP (contained in Exhibit 5.1)
24	Powers of Attorney (included in signature page)

* Previously Filed
** Filed herewith.

6